FOR IMMEDIATE RELEASE: March 2, 2010	PR 10-06

Atna Provides NI-43-101 Resource Estimate for Cecil R Project

Golden, CO – Atna Resources Ltd. (“Atna”) – (TSX:ATN OTCBB:ATNAF) is pleased to announce an NI-43-101 compliant mineral resource estimate  for the Cecil R deposit,  located five miles north of Atna’s Briggs gold mine, Inyo County, California. The Cecil R deposit contains 73,490 ounces of gold in the measured and indicated resource category and 99,390 ounces of gold in the inferred category, at a 0.010 oz/ton Au cut off grade. Full results are shown in the table below.

James Hesketh, President and CEO, states, “We believe that the Cecil R deposit has an excellent potential to extend the operating life of our Briggs Mine complex. The deposit is adjacent to the existing access road and is potentially amenable to open pit mining. A preliminary economic evaluation has been initiated to determine the economics of developing this project in association with the Briggs Mine. Permitting and a feasibility study would begin immediately following completion of a positive economic evaluation.”

The table below displays the new resource estimate a various cut-off grades.

Cut-off Grade	Category	Short Tons (x 1,000,000)	Grade (oz/ton Au)	Contained ounces
0.005 oz/ton gold	Measured	1.427	0.017	24,900
	Indicated	4.017	0.016	64,470
	Measured + Indicated *	5.444	0.016	89,370

	Inferred	8.724	0.015	125,820

0.010 oz/ton gold	Measured	0.858	0.024	20,830
	Indicated	2.382	0.022	52,660
	Measured + Indicated *	3.240	0.023	73,490

	Inferred	5.144	0.019	99,390

0.015 oz/ton gold	Measured	0.568	0.030	17,250
	Indicated	1.522	0.028	42,140
	Measured + Indicated *	2.090	0.028	59,390

	Inferred	2.982	0.025	72,840
* totals may not precisely add up due to rounding

The Cecil R gold mineralization is hosted in a shallow-dipping, blanket-like zone directly below a thin cover of alluvial gravels. The mineralized zone is strongly weathered and oxidized and is hosted by the same geologic units as ores being mined to the south at the Briggs Mine. Work in 2010 will include additional baseline environmental data collection, column-leach metallurgical testing, and preliminary economic evaluation of the project.

Detailed information on the Cecil R Project and the mineral resource estimate contained in this release will be filled as an NI 43-101 Technical Report on SEDAR (www.sedar.com) within 45 days. Authors of this report are independent Qualified Persons with the consulting firm of Chlumsky, Armbrust & Meyer, LLC. of Lakewood, Colorado. Resource estimates were interpolated utilizing an inverse distance squared methodology.

Definitions used in this release are consistent with those adopted by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Council in December 2005, as amended, and prescribed by the Canadian Securities Administrators' National Instrument 43-101 and Form 43-101F1, Standards of Disclosure for Mineral Projects. The Cecil R Project contains no mineral reserves and the mineral resources reported in this press release have no demonstrated economic viability at this time. The quantity and grade of reported inferred resources in this estimation are conceptual in nature. It is uncertain if further exploration will result in discovery of an indicated or measured mineral resource within areas classed as inferred.

Qualified Persons

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist, and Qualified Person with the ability and authority to verify the authenticity and validity of information contained within this news release.

Robert Sandefur, P.E., of Chlumsky, Armbrust & Meyer, LLC of Lakewood, Colorado, was responsible for preparing the mineral resource estimate discussed in this press release. Mr. Sandefur is an independent Qualified Person and co-author of the Technical Report which will be filed for the Cecil R Project on SEDAR.

 For additional information on Atna Resources, the Cecil R project and the Briggs Mine, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation relating to potential economic and permitting viability, metallurgical amenability and other factors regarding the Cecil R Project and extension of mine life at the Briggs Mine.  Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices, accidents and other risks associated with mining exploration, development and production operations, the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s mine development plans and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F dated March 31, 2009.

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," and "inferred resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to closely consider the disclosure in our Form 20-F which may be obtained from us or found on www/sec.gov/edgar.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
www.atna.com